September 28, 2005

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0309

Attn: Carmen Moncada-Terry

Re:	CNX Gas Corporation Registration Statement on Form S-1
Filed August 12, 2005 File No. 333-127483, as amended by Amendment
No. 1 to the Form S-1 as filed on the date hereof

Ladies and Gentlemen:

On behalf of CNX Gas Corporation (“CNX Gas” or the “Company”) and pursuant to Regulation S-T and the Securities Act of 1933, enclosed for filing via EDGAR is Amendment No. 1 to the above-referenced registration statement. All page references contained in the responses refer to the page numbers in the Amendment, except as otherwise indicated.

The Amendment is being filed in response to the comments received from the Staff in its letter dated September 9, 2005 to CNX Gas and to make other corresponding changes. The Staff’s comments are reproduced in this letter in bold italicized type and are followed by the Company’s responses.

General

1.	Where comments on one section or document also relate to disclosure in another section or document, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

We note the Staff’s comment and have attempted to make the parallel changes to all affected disclosures.

2.	Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

On behalf of the Company we wish to inform you that the Company does not intend to utilize any artwork and/or graphics in the prospectus.

3.	Provide the estimated per share range of the offering or supplementally advise us of the proposed price range. We note that there is no market for the shares. We may have additional comments.

We respectfully direct the Staff to the disclosure contained in the second paragraph on the front cover of the prospectus. That disclosure reads as follows, “We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of common stock by the selling shareholders. The shares of common stock to which this prospectus relates may be offered and sold from time to time directly by the selling stockholders or alternatively through underwriters or broker-dealers or agents. The shares of common stock may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale or at negotiated prices. Please read ‘Plan of Distribution.’”

Because the registration statement is registering for resale outstanding shares of the Company’s common stock only (i.e., all of the shares are being offered and sold by selling stockholders), the Company will not have the ability to dictate the price at which shares are offered and/or sold. We believe that because this is a secondary offering, the price at which (or the range of prices at which) the common stock may be offered or sold is not determinable at this time.

We respectfully contend that the disclosure complies with the requirements of Regulation S-K 501(b)(3) and paragraph 16 of Schedule A to the Securities Act of 1933, as amended. We note that Instruction 2 of Item 501(b)(3) states, “[i]f it is impracticable to state the price to the public, explain the method by which the price is to be determined. If the securities are to be offered at the market price . . . indicate the market and market price of the securities as of the latest practicable date.” Per our discussion we note that because this is purely a secondary offering, the requirements of Rule 415(a)(iv) are inapplicable. Therefore, in accordance with Item 501 of Regulation S-K (and Instruction 2 to the Instructions to Item 501(b)(3)) we have included the information contained in the second paragraph on the cover page to the prospectus.

Nevertheless, we have added additional disclosure to the prospectus cover page in response to the comment. That disclosure states, “Because all of the shares being offered under this prospectus are being offered by selling stockholders, we cannot currently determine the price or prices at which our shares of common stock may be sold under this prospectus. We are aware that some of our shares of our common stock have been sold in accordance with Rule 144A under the Securities Act following their initial issuance in August 2005. To our knowledge, the most recent price at which shares were sold was $             per share on September     , 2005. Future prices will likely vary from that price. We have applied for listing on the New York Stock Exchange and if our application is successful, we would expect some of our shares of our common stock to be sold at prices determined by that market.”

4.	Ensure that your prospectus includes the latest and best information available. In your next amendment, provide all the information that you have omitted, including:

•	the beneficial ownership information at page 91, including the number of shares underlying options that are currently exercisable or that will become exercisable within 60 days of the date of the prospectus and the percentage of shares of common stock owned if exceeding one percent;

On behalf on the Company, we respectfully inform the Staff that we have attempted to include the information that was omitted in the initial filing and that is being requested in this comment, except as noted below. We wish to inform the Staff as it relates to currently exercisable options or options that would become exercisable within 60 days of the date of the prospectus, that as of the date of this letter there are no such options.

•	the selling stockholder information at page 92;

Per our conversation with the Staff, we will supply this information in a subsequent amendment to the registration statement. As we discussed with the Staff, we are obtaining questionnaires from selling stockholders to confirm certain information required by Item 507 of Regulation S-K.

•	estimates for all unknown amounts, identified as such, in Item 13; and

We have included the omitted information in Item 13 of Part II of the registration statement.

•	the legal opinion regarding the validity of the shares to be provided by Buchanan Ingersoll, P.C.

On behalf of the Company, we have included the opinion of counsel required under Item 601 of Regulation S-K.

5.	Substantiate the following statements:

•	“We are also a leading developer of coalbed methane” at page 1;

On behalf of the Company, we are providing the following information to substantiate the above statement. According to statistics prepared by the Virginia Department of Mines, Minerals and Energy and Virginia Division of Oil and Gas, the Company is the largest producer of coalbed methane in Virginia, contributing 61% of the state’s total coalbed methane production in 2004. Coalbed methane represents about 99% of the Company’s total gas production. Additionally, the Energy Information Administration recognizes the Oakwood Field, the coalbed methane field that the Company almost completely controls, as the 22nd largest gas field in the United States. We have supplementally provided you with the two reports mentioned in this paragraph.

•	“We believe that we are the second largest gas producer in the Appalachian Basin” at page 1;

On behalf of the Company, we are providing the following information to substantiate the above statement. We have also supplementally provided you with the supporting information with respect to this table.

Company	1st Quarter Production Volumes	Source
*Equitable Resources	18.3 BCFe	Equitable Resources Press Release dated April 28, 2005 (page 9)
CNX Gas	12.3 BCF	CONSOL Energy Press Release dated April 28, 2005 (page 4)
Talisman Energy	11.2 BCFe	Talisman Press Release dated May 3, 2005 (page 6)

Company	1st Quarter Production Volumes	Source
Columbia Natural Resources	10.9 BCFe	Production volumes from Financial statements
**Dominion Resources	10.7 BCFe	Dominion Presentation dated 2/21/2005 (page 17)
Penn Virginia	6.4 BCFe	Penn Virginia Press Release dated May 4, 2005 (page 6)
Cabot Oil & Gas	5.1 BCFe	Cabot Oil and Gas Press Release dated April 28, 2005 (page 2)

*Total Equitable Production

**Estimated to exclude Michigan Basin—calculated by multiplying daily production of Michigan and Appalachian Basins by number of days, then multiplying by 80% which is estimated percentage of production by Appalachian Basin vs. Michigan Basin.

•	“We employ a variety of advanced techniques that work in conjunction with the mining process to extract a greater percentage of the CBM from the coal seam than the application of conventional development methods” at page 4; and

On behalf of the Company, we are providing the following information to substantiate the above statement. The Company uses two coalbed methane drilling techniques to improve percentage recovery of in-place reserves beyond conventional development methods, which include in-mine horizontal techniques and gob techniques. Specialized drilling equipment and procedures have been developed to drill horizontal boreholes in the coal from within the mine and to then collect, transport and market the methane at the surface. Additionally, large diameter boreholes, commonly referred to as gob wells, are drilled from the surface to the top of the mineable, Pocahontas No. 3 coal seam in Virginia. When the coal is extracted, an unsupported void is created that eventually subsides. Methane is produced from the de-stressed coal seams above and below the mined out coal seam from the gob wells. In the mining area, an improved recovery of nearly 20% of the initial gas in-place has been estimated by Ralph E. Davis Associates, as a result of these two techniques.

•	“We have developed advanced well designs…” at page 4.

On behalf of the Company, we are providing the following information to substantiate the above statement. For example, CNX Gas Company, LLC (a wholly-owned subsidiary of the Company) has rights under US Patent No. 6,932,168 “Method for Making a Multilateral Directional Well for Removing Fluid for a Desired Subterranean Formation” which was issued on August 23, 2005. CNX Gas Company, LLC also has rights under the Nonprovisional Patent Application filed on September 29, 2004 for “A Method for Making Wells for Removing Fluid from a Desired Subterranean Formation” (Serial No. 10/953,166).

6.	Please provide us with an organizational chart depicting the company’s affiliations and a chart reflecting CONSOL Energy Inc.’s contributions to the company.

On behalf of the Company we are supplementally providing you an organizational chart depicting the Company’s “affiliations.” As it relates to the Staff’s request for a chart reflecting CONSOL Energy Inc.’s (“CONSOL Energy”) contributions to the Company, the Company is offering the following narrative explanation. In accordance with the Master Separation

Agreement dated August 1, 2005 between the CONSOL Energy Inc. (and certain of its subsidiaries) and the Company (and certain of its subsidiaries), the gas business of CONSOL Energy was contributed to the Company. This was accomplished through the transfer of CONSOL Energy’s interests in CNX Gas, LLC, Buchanan Generation LLC and Cardinal States Gathering Company to the Company. Additionally, CONSOL Energy (and certain of its subsidiaries) and certain subsidiaries of the Company entered into a Master Lease Agreement dated August 1, 2005, which leased other CONSOL Energy coalbed methane and conventional oil and gas rights located outside of Virginia, Pennsylvania, northern West Virginia and Tennessee.

Summary, page 1

7.	Your disclosure suggests that you own rights to several properties directly or through joint ventures. Provide tabular disclosure of the properties in which you hold an interest, specify the type of interest you hold and the percentage of such interest, and describe how you acquired the interest.

The Company has included a tabular disclosure on page 3 to address your comment.

Areas of Operation, page 3

8.	Clarify what you mean by “an inventory of…conventional drilling locations.”

The Company has revised the disclosure on page 2 to read as follows: “Our inventory of conventional drilling sites was determined by dividing our acreage in each area by the well spacing generally used in that area. In Tennessee, wells are commonly drilled on 40 acre units and in the Central Appalachia, wells are drilled on an average of 110 acre spacing. The inventory of CBM locations was determined in a detailed evaluation of our Northern Appalachia and Central Appalachia reserves by Schlumberger Data & Consulting Services. The total CBM drilling site inventory reflects the sum of 80-acre and 60-acre vertical development well locations, 40-acre infill well locations and 640-acre horizontal well locations identified in the study. The inventory of drilling sites excludes a number of potential locations in New York, Illinois and other Western Basins because we are not yet active in those areas.”

Summary of Financial, Reserve and Operating Data, page 8

9.	It appears that you would need to add disclosure to discuss how you define your pretax PV-10 value, how you utilize such value, and the reasons you believe it is useful to readers, in order to comply with the guidance in Item 10(e)(1)(i) of Regulation S-K. Additionally, your PV-10 non-GAAP measure would need to be reconciled to the most directly comparable GAAP based measure, presumably the standardized measure of discounted future net cash flows described in paragraph 30 of SFAS 69.

The Company has included the following disclosure on page 9 to address your comment:

“We calculate our PV-10 value in accordance with the following table. Management believes that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and gas companies. Because many factors that are unique to each individual company impact the amount of future income taxes estimated to be paid, the use of a pre-tax measure is valuable when evaluating acquisition candidates. PV-10 is not a measure of financial or operating performance under GAAP. PV-10 should not be considered as an alternative to the standardized measure as defined under GAAP. We have included a reconciliation to the most directly comparable GAAP measure — discounted future net cash flows.

Reconciliation of PV-10 to Standardized Measure:

	3/31/05	2004	2003	2002
Future cash inflows	$8,025,950	$6,337,257	$5,792,348	$4,615,330
Future Production Costs	$(2,628,217)	$(1,453,364)	$(1,314,691)	$(1,311,172)
Future Development Costs	$(358,040)	$(265,540)	$(307,075)	$(283,290)

Future net cash flows	$5,039,693	$4,618,353	$4,170,582	$3,020,868
10% discount factor	$(3,202,566)	$(2,963,121)	$(2,613,716)	$(1,930,968)

PV-10 (Non-GAAP measure)	$1,837,127	$1,655,232	$1,556,866	$1,089,900

Undiscounted Income Taxes	$(1,940,282)	$(1,745,782)	$(1,461,785)	$(983,172)
10% discount factor	$1,260,156	$1,120,088	$916,105	$628,453

Discounted Income Taxes	$(680,126)	$(625,694)	$(545,680)	$(354,719)
Standardized GAAP measure	$1,157,001	$1,029,538	$1,011,186	$735,181”

Risk Factors, page 10

10.	Eliminate language that mitigates the risk you present. Examples include clauses, such as “we cannot be sure,” “we cannot assure you,” or “we cannot be certain,” as well as “we expect to be significantly less hedged.” Also state the risk directly and plainly, eliminating statements, such as “no one can measure underground accumulations or natural gas in an exact way” on page 10.

The Company has revised the risk factors to eliminate language that mitigates the risks presented as indicated above. Specifically, the Company has made the following revisions to the risk factors:

The reference to “no one can measure underground accumulations of natural gas in an exact way” on page 10 has been deleted. The reference to “we cannot be certain” on page 12 has been modified. The reference to we “cannot assure you” on page 13 has been changed. We note, however, that we have not altered the reference on page 10 relating to the Company’s hedging strategy. We believe that the statement that “we expect to be significantly less hedged” is factual and is not attempting to mitigate the Company’s risk. The statement concerning future hedges is meant to indicate that because there are fewer hedges currently planned, fluctuations in price may have a greater impact on the Company than they have historically.

11.	We note your risk factor discussion relating to the property rights that you have acquired from CONSOL Energy. Expand the discussion to address, if material, the potential liability you may incur from acquiring such rights. In this regard, we note that you have “assumed all of the liabilities related to” the assets and gas operations that were transferred to you, “even if those liabilities were as a result of activities occurring prior to the effective date of the separation of the businesses.”

In response to this comment, the Company has revised the disclosure on page 15 to include the following: “In addition to acquiring these property right assets on an ‘as is where is basis’, we have assumed all of the liabilities related to these assets, even if those liabilities were as a result of activities occurring prior to CONSOL Energy’s transfer of those assets to us. Our assumption of these liabilities is subject to the following allocation: we will be responsible for the first $10 million of aggregate unknown liabilities; CONSOL Energy will be responsible for the next $40 million of aggregate unknown liabilities; and we will be responsible for any additional unknown liabilities over $50 million. We will also be responsible for any unknown liabilities which were not asserted in writing by August 7, 2010.” We have also revised the disclosure on page 16.

We may be unable to retain our existing senior management…, page 13

12.	Identify your key executives.

In response to this comment, the Company has revised the disclosure on page 13 to include a list of its current “key” executives.

Cautionary Statement Concerning Forward-Looking Statements, page 20

13.	Delete the term “will” from your list in the third sentence.

The reference has been deleted.

Management’s Discussion and Analysis, page 25

Liquidity and Capital Resources, page 44

Contractual Commitments, page 45

14.	Please expand your disclosure to address the various purchase commitments for “materials, supplies and items of permanent investment incidental to the ordinary conduct of business,” that you mention on page F-31, and also the other long-term liabilities reflected on your balance sheet, both of which appear to be excluded from your presentation, but would ordinarily be required under Regulation S-K, Item 303(a)(5).

On behalf of the Company, we respectfully submit that, although the Company has various purchase commitments with respect to the day-to-day operations of its business, there is no long term liability recorded on the balance sheet for any such commitment. There is no correlation to the other long term liabilities that are reflected on the balance sheet to the various purchase commitments for materials, supplies, and items of permanent investment incidental to the ordinary conduct of our business.

Legal Proceedings, page 65

15.	We note that you have been subject to claims involving environmental remediation regulations. In this regard, disclose any related proceedings in which any governmental authority has been a party and which has resulted in penalties exceeding $100,000. See Instructions to Item 103(5) of Regulation S-K.

On behalf of the Company, we wish to inform you to date, neither the Company nor its subsidiaries have been a party to any such proceedings which would be required to be disclosed in this registration statement under Item 103(5) of Regulation S-K.

Management, page 67

Summary Compensation Table, page 70

16.	Disclose the positions occupied by the individuals named in the summary compensation table.

The disclosure has been revised to include the titles to these individuals in the summary compensation table.

Relationship with Consol Energy and Certain Transactions with Affiliates and Management, page 82

17.	Disclose whether any current and foreseeable transactions with CONSOL Energy are or will be on terms no less favorable than could be obtained from unaffiliated third parties.

The Company has revised its disclosure on pages 89 and 95 in response to this comment.

18.	We note that you have provided for the indemnification of CONSOL Energy and its affiliates against all liabilities arising out of federal or states securities laws. Revise to indicate the Commission’s position as set forth in Item 510 of Regulation S-K.

The Company has revised its disclosure on page 91. The following has been added: “Furthermore, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.”

Plan of Distribution, page 98

19.	We note that the selling stockholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

We note the Staff’s comment. We also note that TIM A.65 makes reference to a Form S-3. The reference in the plan of distribution in this Form S-1 is meant to be to short sales that occur after the effectiveness of the registration statement. We have made a change to the Plan of Distribution in response to this comment.

Glossary of Natural Gas and Coal Terms

20.	Define the term “coal seam.”

The Company has included a definition of “coal seam” as requested. That definition is as follows: “Coal Seam. A single layer or stratum of coal.”

Financial Statements

General

21.	Please update your registration statement to include financial statements for your second fiscal quarter ended June 30, 2005, to comply with Rule 3-12(a) of Regulation S-X.

The Company has updated the registration statement to include the financial statements for its second fiscal quarter ended June 30, 2005.

22.	We understand that you intend to implement various changes, including those associated with the Master Separation Agreement mentioned on page 82, in conjunction with your registration and separation from CONSOL Energy that may impact your cost structure, and the indicative value of your financial information. As you may know, the guidance in Item 303(a) of Regulation S-K, and related interpretations in FRC Section 501.12 and 13, would ordinarily require discussion and analysis of these matters under the circumstances. Further, under the guidance in Rule 11-01(a)(7) of Regulation S-X, pro forma information is required when necessary to reflect the operations and financial position of an entity previously included as part of another entity, as autonomous.

Please amend your filing to address the effect that changes in contractual arrangements, or changes which otherwise are expected to impact the manner by which you will be conducting business, that will occur in conjunction with your registration and separation form CONSOL Energy, are expected to have on your results of operations and financial position. We expect your disclosures would encompass, but would not necessarily be limited to, the following items: (i) contribution of assets and assumption of liabilities, (ii) leasing arrangements, (iii) tax sharing agreement, (iv) services agreement, (v) revolving credit agreement, (vi) interest on borrowings, (vii) special dividend, (viii) securitization fees, and (ix) guarantees provided by CONSOL Energy.

Items for which the effects are material, estimable, and consistent with the provisions set forth in Rule 11-02(b)(6) of Regulation S-X, may need to be set forth in a pro forma presentation. Please address each of the items listed above in this regard.

The Company believes that CNX Gas’ historical financial statements included in the registration statement accurately reflect in all material respects the results of operations and financial position of CNX Gas and its subsidiaries as an autonomous consolidated entity, no longer included as part of another entity. With the exception of the special dividend, which is fully disclosed in the registration statement, the financial impact of the various agreements the Company entered into with CONSOL Energy as part of the separation are already reflected in the Company’s historical financial statements, so that pro forma financial statements are not “necessary to reflect operations and financial position of the registrant as an autonomous entity.” Reg. S-X, Rule 11-01.

The Master Separation Agreement is the agreement by which CNX Gas separated from CONSOL Energy. Substantially all of the assets now owned by the Company and its subsidiaries were held, prior to the separation, by CNX Gas Company, LLC, an indirect, wholly-owned subsidiary of CONSOL Energy. CONSOL Energy contributed the membership interests of CNX Gas Company, LLC to the Company so that CNX Gas Company, LLC and its subsidiaries became wholly-owned by the Company. Any liabilities related to those assets have been effectively assumed by the Company (subject to limited indemnification rights for certain unknown liabilities). Therefore, the Company does not expect any significant impact on its cost structure or the manner in which it conducts its business as a result of the contribution of assets and assumption of liabilities.

The Master Cooperation and Safety Agreement we entered into with CONSOL Energy governs the ongoing relationship between the Company and CONSOL Energy. The agreement effectively memorializes the historical relationship between the Company (i.e., CONSOL Energy’s gas operations) and CONSOL Energy. The operation of the agreement should not impact the operations of the Company as they have been conducted historically. Therefore, the Company does not expect any significant impact on its cost structure or the manner in which it conducts its business.

The Company entered into a Tax Sharing Agreement with CONSOL Energy as noted in the registration statement. To the extent the Company is included as part of its consolidated income tax returns, the Company is obligated to pay to CONSOL Energy each year an amount equal to the amount of U.S. federal or state income tax that it would have incurred had it filed separately. The Company’s historical financial statements included in the registration statement have been prepared on a basis that is consistent with this agreement. Therefore, the Company does not expect any significant impact on its cost structure or the manner in which it conducts its business as a result of this agreement.

Under the Services Agreement we entered into with CONSOL Energy, the Company is allocated a ratable portion of CONSOL Energy’s general and administrative expenditures to the extent it utilizes administrative services provided by CONSOL Energy. This agreement effectively memorializes the historical relationship and SG&A expense allocation between the Company and CONSOL Energy that is reflected in the historical financial statements that are included in its registration statement. The Company does not expect any significant impact on its cost structure or the manner in which its conducts its business as a result of this agreement.

With regard to interest on borrowings, the Company has not anticipated in the registration statement the prospect of incurring indebtedness. Historically, its cash flow from operations has been sufficient to cover cash requirements. In the 12 months ended December 31, 2004 and 2003, CNX Gas paid net cash to CONSOL Energy of $82.2 million and $52.5 million, respectively. As a result, its historical financial statements do not reflect any interest on third party borrowings. The Company has entered into a revolving credit agreement with CONSOL Energy, the interest terms of which have been disclosed in the registration statement. The Company is drawing down a portion of this facility for a short period of time after the separation as it transitions to the collection of its receivables from the prior sale of its receivables; however, the separation did not cause the Company to incur any long-term indebtedness. Therefore, the Company does not believe the impact of the separation on its results of operations and financial position in regard to indebtedness necessitates inclusion of pro-forma financial statements.

As disclosed in the registration statement, the Company did make a special dividend of $420.2 million to CONSOL Energy, in connection with its separation, from the proceeds received in the private placement of the Company’s shares. As further noted, the Company does not expect to make any other dividends in the near future and therefore does not expect there to be a significant impact on its cost structure or the manner in which its conducts its business as result of its future dividend policy.

When the Company was a part of CONSOL Energy’s accounts receivable securitization program, it sold its receivables and was subject to certain fees. As a result of separating from CONSOL Energy, the Company has elected to terminate its participation in CONSOL Energy’s accounts receivable securitization program. This change, which is disclosed in the registration statement, will not impact the income statement, except for a small amount of fees related to this program which the Company will not incur in the future. Therefore the Company does not expect there to be a significant impact on its cost structure or the manner in which it conducts its business as a result of its termination of participation in CONSOL Energy’s accounts receivable securitization program.

The guarantees provided by CONSOL Energy are disclosed in the footnote addressing transactions with related parties. CONSOL currently guarantees the performance under certain hedge transactions entered into by its subsidiary CNX Gas Company, LLC, several of which are due to expire at the end of 2005. The Company believes that once it publishes its own financial statements in conformity with SEC rules, the counterparties to those agreements will release CONSOL Energy from its performance obligation. The remaining guarantees will then transfer to the Company as parent to CNX Gas Company, LLC. The Company does not expect there to be a significant impact on its cost structure or the manner in which it conducts its business as a result of assuming these parental guarantees.

Because its historical financial statements included in the registration statements reflect its historical operations in all material respects, the Company determined that pro forma financial statements are not required to give investors an accurate understanding of its results of operations and financial position after its separation from CONSOL Energy.

CNX Gas has added the following disclosure to Note 2 to its financial statements on page F-26:

“The historical financial statements of CNX Gas were prepared to reflect the impact of these contractual arrangements with CONSOL Energy. As a result, management believes the financial statements present, in all material respects, the results of operations and financial position of CNX Gas as if it were operating as an autonomous entity.”

23.	On a related point, you should address the beneficial effect of any business relationships that are expected to continue in the near term, such as the financial guarantees, which would not result in pro forma adjustments, but which are expected to impact your operations in the future. In this instance, please add disclosure to discuss the estimated costs of securing similar financial guarantees in the future, or the financial implications (e.g. cost of capital) to your business of not securing such guarantees.

The following disclosure has been added to pages 52 and 97 to address your comment. “With respect to the above guarantees, which relate to contracts of one of our subsidiaries, we believe that once CNX Gas publishes its own financial statements in conformity with SEC rules, the counterparties to those guarantees will release CONSOL Energy from its performance obligation. The remaining guarantees will then transfer to CNX Gas. Furthermore, we do not believe this shift in guarantees will result in a material increase in cost to us.”

Notes to Audited Financial Statements, page F-18

Note 2 - Transactions with Related Parties, page F-23

24.	We note that you sell gas to Buchanan Generation (Buchanan), an entity in which you have a 50% interest. Please disclose the amount of net profit from gas sales to Buchanan that you have eliminated in preparing your financial statements to comply with the guidance in paragraph 19(a) of APB 18, and the related interpretation set forth in IRQ 1 of AIN-APB18. If you have not followed this guidance, quantify the amounts and tell us the reasons you believe it does not apply.

On behalf of the Company we wish to inform you that Paragraph 19(a) of APB 18 states that intercompany profits and losses should be eliminated until realized by the investor or investee as if a subsidiary, corporate joint venture or investee company were consolidated. IRQ 1 of AI-APB18 further clarifies the elimination process related to an equity affiliate as follows:

“Paragraph 19 of APB Opinion No. 18 normally requires an investor’s net income and stockholder’s equity to be the same from application of the equity method would result from consolidation. Because the equity method is a ‘one-line’ consolidation, however, details reported in the investor’s financial statements under the equity method will not be the same as would be reported in consolidated financial statements. All intercompany transactions are eliminated in consolidation, but under the equity method intercompany profits or losses are normally eliminated only on assets still remaining on the books of an investor or an investee.”

The Company sells gas on a monthly basis to Buchanan Generation. The Company holds a 50% interest in Buchanan Generation and accounts for this investment on the equity basis. Buchanan Generation has no gas inventory because they have no gas storage facility. Any gas purchased is utilized as fuel to generate electricity. Because there is no gas inventory carried on the investee’s books, no elimination on the parent books is necessary.

Note 9 - Property, Plant and Equipment, page F-29

25.	We note your disclosure on page 52, describing your unique standing among gas producers that is attributable to your relationship with CONSOL Energy, stating “.a substantial portion of our gas production was associated with mining activity in the same coal horizons from which gas could be extracted.” On page 89 you further explain that although you benefit from gob drilling necessary to the coal mining business, you are “.not burdened with the cost to drill gob wells.”

Given the shared benefits of the drilling activity you describe, you would ordinarily need to allocate the related costs between your coal and gas businesses, so that your financial statements reflect all costs of doing business, to comply with the guidance in SAB Topic 1:B.1. Please expand your disclosure under this heading to explain how the various assets comprising your PP&E have been identified and valued, and to indicate the extent to which they reflect an allocation of costs related to the CONSOL Energy coal fields.

Based on your disclosures, it appears you may need to restate your financial statements to reflect a proper attribution of costs. Please submit an analysis identifying the nature of all costs incurred by your coal mining business that are also beneficial to your gas business. Quantify these amounts and show relative attribution to each of these operations. Explain your rationale in determining the allocation methodology applied to each pool of costs.

The Company acknowledges that SAB Topic 1.B.1 states that historical financial statements of a registrant should reflect all of the costs of doing business. Specifically in the case of the financial statements of a subsidiary, those financial statements should reflect the cost of all of the subsidiary’s activities that have been part of the business historically and that are expected to occur again in the future. The Company believes that the historical financial statements included in its Form S-1 filing reflect this approach and are also consistent with the contractual arrangement moving forward between CONSOL Energy and the Company.

As described in the registration statement, a portion of the Company’s gas production is derived from wells where CONSOL Energy conducts coal mining activity. Specifically, the Company extracts gas from wells drilled into the large fracture zone that is created as the mining equipment removes the main coal seam, causing the associated thinner seams above to collapse into the void left by mining. This fractured area is referred to as “gob” and the wells drilled into the gob are referred to as “gob wells.”

These wells must be drilled for safety purposes, as part of CONSOL Energy’s coal mine operations. As mining activity is conducted, the coalbed methane gas must be removed from the gob areas of the coal mine. Moreover, the coalbed methane gas must be removed from the mine whether or not it is economical to capture and market the coalbed methane gas. If the gas is not captured and marketed, CONSOL Energy would likely vent it into the atmosphere in order to proceed with mining operations. Thus, the cost of drilling gob wells for coal mining purposes is borne by CONSOL Energy’s mining operations whether or not the Company is involved. That is, contrary to the premise of SAB Topic 1:B:1, Question 1, the cost of the gob wells was not incurred by CONSOL Energy on the Company’s behalf; rather, those costs were incurred by CONSOL Energy for CONSOL Energy. For this reason, the cost of drilling the gob wells is properly allocated to CONSOL Energy, since it is a necessary cost of coal mining.

Usually, the Company will drill the gob wells for CONSOL Energy or CONSOL Energy drills the wells itself, in either case, at CONSOL Energy’s expense. Historically, when the Company was a consolidated, wholly-owned subsidiary of CONSOL Energy, if the Company determined that the coalbed methane gas could be economically captured and marketed, the Company bore the additional incremental expense required to capture and market the gas.

The situation with respect to CONSOL Energy’s gob wells and the capture by the Company of the gas from those gob wells is illustrated graphically on Exhibit 1. Point A on Exhibit 1 reflects a situation where the only cost incurred is to drill a gob well into the mining area and where the only benefit realized is the safe ventilation of the mine environment (i.e., the methane gas is simply vented to the atmosphere). The Point A situation results in 100% of the benefit (i.e., safe ventilation of the mine) being captured by CONSOL Energy. In addition, CONSOL Energy has complete control over the number, location, and type of gob wells that are drilled within the active mining area. Point A results in zero benefit to the Company. The activity, costs, and benefits associated with Point A apply to times (a) historically within CONSOL Energy when there was no gas segment and the gas was vented, (b) historically within CONSOL Energy when there was a wholly-owned gas segment, and (c) today and in the future, by contract, when the Company operates as a stand-alone entity from CONSOL Energy. Thus, 100% of the cost (i.e., drilling the gob well) has been and is allocated to CONSOL Energy, the entity receiving 100% of the benefit of the well.

Point B on Exhibit 1 reflects a situation where all of the activity, costs, and benefits associated with Point A are still in place and incremental activity, costs, and benefits are undertaken. The incremental activity and costs are related to hooking up the already drilled gob well to the gas gathering network and adding sufficient compression to move the gob gas production through the network. The incremental benefit of these activities and costs is incremental gas production that will be available for sale. The incremental activity associated with moving from Point A to Point B results in 100% of the incremental benefit (i.e., increased gas production for sale) being captured by the Company. In addition, the Company has complete control over which gob wells it chooses to incur the incremental activity, costs, and subsequent benefits associated with moving from Point A to Point B (i.e., the Company may choose at its own discretion to not incur the incremental activity, costs, and benefits of moving to Point B on a well by well basis). Moving from Point A to Point B results in zero incremental benefit to CONSOL Energy. The activity, costs, and benefits associated with moving from Point A to Point B apply to times (a) historically within CONSOL Energy when there was a wholly-owned gas segment, and (b) today and in the future, by contract, when the Company operates as a stand-alone entity from CONSOL Energy. Thus, 100% of the incremental costs (i.e., hook-up and compression for the gob wells) has been and is allocated to the Company, the entity receiving 100% of the incremental benefit.

Going forward, after the private placement of approximately 18.5% of the Company’s common stock which occurred in August 2005, the relationship of the Company and CONSOL Energy is governed by a Master Cooperation and Safety Agreement. Pursuant to this agreement, the parties continue by contract the operational approach to gob wells that the parties have taken historically as wholly-related parties. Section 3.2.1 of that agreement provides that in the coal mining areas, CONSOL Energy at its sole cost can drill wells but cannot capture and market the coalbed methane gas. CONSOL Energy has the right to vent the gas if the Company does not capture it. If the Company desires to capture and market the gas from these wells, then Section 3.2.2 provides that the Company can do so at the Company’s sole expense. The agreement reflects that the historical practice will continue into the future (this Agreement has a 99 year term without regard to whether the Company remains a subsidiary of CONSOL Energy). Since, by agreement, the historical practice will continue into the future even if the Company is not a subsidiary of CONSOL Energy, the Company does not believe that any restatement is necessary or appropriate.

In response to your comment regarding the identification and valuation of PP&E, on behalf of the Company, be advised that substantially all of the assets now owned by CNX Gas and its subsidiaries were held, prior to the separation, by CNX Gas Company, LLC and its subsidiaries and were carried at cost. Prior to the separation, CNX Gas Company, LLC was an indirect, wholly-owned subsidiary of CONSOL Energy. Under the Master Separation Agreement, CONSOL Energy contributed the membership interests of CNX Gas Company, LLC to CNX Gas Corporation, so that CNX Gas Company, LLC and its subsidiaries thereby became wholly-owned subsidiaries of CNX Gas. The amount of other assets transferred by CONSOL Energy to CNX Gas in the separation was not material, but in any event, those assets are carried at cost.

26.	Expand your disclosure to address the terms under which CONSOL Energy can purchase shares of your capital stock under the option arrangement mentioned on page 83. Identify the price at which such shares may be purchased, or describe the method of determining the price, and explain how you account for the options.

The Company has added the following disclosure on page 90, “The exercise price for any of our shares purchased by CONSOL Energy is the then market price for our shares (defined as the average of the last sales price on each of the immediately preceding five trading days) on the securities exchange or quotation system on which our stock is listed.”

Additionally, on behalf of the Company, since the option is an “at-the-market” option, there is no special accounting treatment for the option.

Note 17—Supplemental Gas Data (Unaudited), page F-35

27.	We note your disclosure on page 55 stating that “…some of the 2003 and 2004 [exploratory] wells are still being evaluated or are awaiting completion…” If significant, please disclose your capitalized costs of unproved properties to comply with paragraph 19 of SFAS 69. Alternatively, if you believe that such costs are not significant, please include disclosure to that effect and submit your underlying analysis.

We have supplemented the disclosure on page 62 with the following language:

“Some of the 2002 and 2003 wells are still being evaluated or are awaiting completion at June 30, 2005, however in the aggregate they are immaterial to the financial statements as a whole.”

To support such disclosure, on behalf of the Company, we are submitting the following underlying analysis.

2003 Wells being Evaluated

Capitalized Cost

Tennessee
CC2003	$174,949.24
BR1002	$160,283.05
BR1004	$150,178.05
BR1006	$102,277.90
BR1013	$112,050.27
BR1015	$158,137.01
BR1016	$166,186.47

Total Tennessee	$1,024,061.99

Virginia
P (-2)	$94,082.66
N78	$273,958.43

Total Virginia	$368,041.09

Northern App.
(4) DOE Wells	$0

Total Northern	$0

Total Gas Operations	$1,392,103.08

Based on the above analysis, the capitalized wells being evaluated constitute only a small percentage of CNX Gas’ total capitalized costs in the amount of $665,357,000, and therefore the Company believes they are not material. Additionally, the 2004 wells previously being evaluated as of March 31, 2005, have now been placed in-service as of June 30, 2005.

Note 19 — Subsequent Events, page F-39

28.	Please expand your disclosure to address matters such as asset impairment and contingent liabilities that have arisen or may arise as a result of the Buchanan Mine fire, mentioned on page 5, which you indicate has caused an impairment in your gas production associated with mining activity.

On behalf of the Company, we respectfully submit that the Buchanan mine fire did not result in asset impairment or the incursion of additional liabilities by the Company. Gas production was impaired by temporarily shutting in the gas wells in the area of the fire, however gas production commenced once the fire was controlled and the mine was re-opened. Therefore, the Company believes that no additional disclosure would be required.

Signatures

29.	Revise to identify those signing in multiple capacities, including the individual signing as controller or principal accounting officer.

The signature page to the registration statement has been revised in response to the comment.

Engineering Comments

Risk Factors, page 10

We face uncertainties in estimating proven recoverable gas reserves…, page 11

30.	Your statement here, “We prepare our own estimates of proved reserves, which are reviewed by independent petroleum engineers” is inconsistent with your assertion on page 1, “The estimates of our proved reserves as of December 31, 2004, 2003 and 2002 included in this prospectus are based on reserve reports prepared by Ralph E. Davis Associates, Inc. and Schlumberger Data and Consulting Services.” Amend your document to eliminate this discrepancy. Address the unique meanings of “review” and “audit” in oil and gas reserve estimation, if appropriate.

We amended the text on page 11 to read as follows: “We have in the past retained the services of independent petroleum engineers to prepare reports of our proved reserves.”

On behalf of the Company, we are also supplying you with the following background information. CONSOL Energy consolidated its interest in Central Appalachia between 2000 and 2001 by acquiring the interest of its joint venture partner, Conoco, Inc. (“Conoco”) in the Pocahontas Gas Partnership (“PGP”) and by reacquiring the assets of MCN Energy (“MCN”) in the Buchanan Production Company (“BPC”). Both PGP and BPC have since been merged into the operations of one of the Company’s wholly-owned subsidiaries. CONSOL Energy contracted Schlumberger Data and Consulting Services in 2002, 2003 and 2004 to prepare reserve estimates for BPC because they had previously been employed by MCN to provide this service. Prior to the acquisition of Conoco’s interest in the PGP, CONSOL Energy relied on Conoco to assess the reserves of the joint venture. After the acquisition of Conoco’s interest in PGP, Ralph E. Davis Associates, Inc. was employed to prepare the reserve estimates for this project. These two projects that were assessed independently by third-party consultants during 2002-2004 represent nearly 98% of the proved reserves of the Company. During 2002 and 2003 CONSOL Energy assessed internally the reserves for its Knox Energy joint venture and for its Northern Appalachian projects. Schlumberger Data and Consulting Services did the assessment on the Knox Energy joint venture in 2004. These reserves were added to the reserve assessment for PGP and BPC and reported in the Company’s SEC filing on Form S-1. Schlumberger Data and Consulting Services was contracted in early 2005 to expand their analysis of BPC reserves to include PGP, the Company’s Tennessee operations and the Company’s Northern Appalachian operations. This work was requested to consolidate and simplify the reserve analysis of CONSOL Energy’s oil and gas assets that was eventually transferred to the Company and to reduce future costs for reserve studies. Schlumberger Data and Consulting Services was selected to perform this work based on their familiarity with the Company’s reserves, their reputation in evaluating unconventional resources and their Pittsburgh, PA office location.

We need to use unproven technologies to extract coalbed methane…, page 15

31.	Please expand this to disclose each extraction method to which this refers. Address the significant uncertainties associated with each method.

We added the following text on page 15 in response to your comment: “Our ability to extract gas in coal seams with lower gas content per ton of coal such as the Pittsburgh #8 seam requires the use of advanced technologies that are still being developed and tested. Horizontal drilling is the advanced technology currently being used. This technique, applied in coal, requires a well design that promotes simultaneous production of water and methane without significant back-pressure, a well that can be subsequently mined thru without jeopardizing mine-safety and a well that will insure wellbore integrity throughout its projected life.”

We must coordinate some of our gas production activities with coal mining activities…, page 18

We may lose certain synergistic advantages by separating ourselves…, page 18

32.	Expand these two risk factors to disclose your net acreage and proved reserves that are affected by each particular condition.

In response to your comment, we have added the following language to the above risk factors:

“We have 16,769 acres with 282.5 Bcf of proved undeveloped reserves that are dependent on the mining of coal by CONSOL Energy.”

Business, page 49

Areas of Operation, page 50

33.	Please expand the description here to include the counties in which your areas reside.

Consistent with your comment, we expanded our description of the various areas to include the counties and states in which the Company operates.

34.	We note the references to CBM and conventional drilling locations in your operating areas. Please amend your document to disclose the number of proved undeveloped locations for each area.

We added the following disclosure in text (rather than tabular) format on pages 2 and 56 that discloses the number of proved undeveloped locations for each area.

	Central Appalachia	Northern Appalachia	Tennessee
CBM	898	9	0
Conventional	0	0	0

Drilling, page 55

35.	Please amend your document to disclose the number of dry and productive exploratory wells per section 6 of SEC Industry Guide 2. You may include a third category for those wells whose status has not yet been determined.

The table relating to Exploratory Wells on page 62 has been amended in accordance with your comment as follows:

“Exploratory Wells

2004

	Gross			Net
	Producing	Dry	Still Eval.	Producing	Dry	Still Eval.
Central Appalachia	—	—	—	—	—	—
Northern Appalachia	7	—	—	7	—	—
Tennessee	10	—	—	5	—	—

	17			12

2003

	Gross			Net
	Producing	Dry	Still Eval.	Producing	Dry	Still Eval.
Central Appalachia	17	—	2	14	—	2
Northern Appalachia	3	—	4	3	—	4
Tennessee	16	3	7	8	1.5	3.5

	36	3	13	25	1.5	9.5

2002

	Gross			Net
	Producing	Dry	Still Eval.	Producing	Dry	Still Eval.
Central Appalachia	15	—	—	15	—	—
Northern Appalachia	1	—	—	1	—	—
Tennessee	9	—	9	4.5	—	4.5

	25		9	20.5		4.5	”

Average Sales Prices and Lifting Costs, page 55

36.	Amend your document to disclose your historical oil and gas prices before and after the effect of your hedging arrangements.

The disclosure on page 63 has been revised in response to your comment.

Productive Wells and Acreage, page 55

37.	Please explain to us the reasons for the difference between the ultimate proved developed reserves per proved developed acre, 6.2 MMCF/acre (= 911 BCF/145,791 acres), and your proved undeveloped reserves per proved undeveloped acre, 17.4 MMCF/acre (=666 BCF/38,340 acres). Address the number of wells needed to recover your claimed proved undeveloped reserves.

On behalf of the Company, we are submitting the following information in response to your comment. Proved developed acres include large sealed mine areas from which the Company collects methane for sales and are part of our proved developed reserves. Many of these areas were mined in the 1970’s and all of the methane generated during mining was vented. As a result of this large area contributing to proved developed reserves and significant pre-drainage, a comparison of reserve per unit area (i.e. MMCF/acre) of proved developed reserves to proved undeveloped reserves will not be favorable. Also contributing to the disparity in the comparison is the fact that a large portion of the proved undeveloped reserves are reserves within the proved developed reserves area that will not be developed until the mining takes place which results in an approximately 20% increase in recovery.

The number of wells required to develop the proved undeveloped reserves is 898.

Relationship with Consol Energy and certain transactions with affiliates and management, page 82

Wells and Capturing Gas, page 85

38.	We note that “CONSOL Energy has the right at its expense to develop wells located within an active mining area (i.e., coal area) or within CONSOL Energy’s then ten year mine plan area.” Explain how you have exclusive rights to the proved reserves in the coal area. Otherwise, amend your document to exclude those proved reserves to which you cannot demonstrate your entitlement.

The disclosure on page 92 has been revised to read as follows “We have the ability to locate and drill wells and capture gas for marketing, at our sole discretion, in all non-coal areas. With respect to an active mining area or within CONSOL Energy’s then ten year mining plan (i.e., a coal area), CONSOL Energy has the right to drill wells but not to capture and market gas. CONSOL Energy has this right because it must de-gas coal mines prior to coal production for safety reasons. CONSOL Energy also pays for all of the costs of drilling these wells. If we determine it is economical to capture gas from a CONSOL Energy coal area well, we have the right at our expense to capture and market this gas. In addition to the CONSOL Energy coal area wells, we also have the right (with CONSOL Energy’s consent which it cannot unreasonably withhold) to locate and drill additional wells and capture gas for marketing in the coal area.”

Financial Statements, page F-1

Net Reserve Quantity, page F-36

39.	Amend your document to specify the reserves disclosed here and proved.

We have amended the disclosure on page F-37 as follows: “The information presented above represents estimates of proved natural gas and oil reserves.”

40.	Amend your document to disclose separately all line item changes, including revisions, as required by SFAS 69, paragraph 11.

We have amended the “Net Reserve Quantity” portion of the table on page F-37 to separately disclose all line item changes.

Appendix A, page A-4

41.	We note the statement, “The proved undeveloped reserves within the CNX mine area are based on the total calculated proved reserves minus the proved producing reserves.” Please explain the methodology here. Address the number of wells you have projected to recover your claimed PUD reserves.

On behalf of the Company, we are submitting the following information in response to your comment. The proved undeveloped reserves within the CONSOL Energy mine area are based on the total calculated proved reserves minus the proved producing reserves. This methodology requires two steps and was employed to properly differentiate proved developed reserves from proved undeveloped reserves due to the mining process. First, a mine timing map is used to estimate the remaining life of frac wells drilled ahead of mining. These wells may have to be abandoned prematurely to accommodate mining (i.e. they are still expected to be economic to produce at the time of abandonment). Reserves for each frac well are calculated based on production history and projected life. Then, incremental gob methane reserves resulting from the mining process are forecasted on a panel-by-panel basis and added to the frac reserves. This total represents the total proved reserves in the mining area. Finally, reserves from frac wells are recalculated based on their full economic life if mining does not occur. The difference between the total proved and the full life frac production, proved-undeveloped reserves, simply becomes the incremental reserves resulting from the mining process.

The only wells required to capture these undeveloped reserves in the mining area are gob wells. Mining operations pays for these wells and therefore are not included in well projections (See our response to Comment number 25).

We have noted the Staff’s request relating to the submission of a “Tandy” letter prior to effectiveness. We have advised the Company that in this regard that it should provide such letter to the Staff with its acceleration request. Please note, that except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by the Company. Any questions regarding this letter or Amendment No. 1 should be directed to me at (412) 562-8811 or Lewis U. Davis at (412) 562-8953 of this office.

Sincerely,

/s/    Jeremiah G. Garvey

Jeremiah G. Garvey

JGG/mg

Enclosures

cc:	Nicholas J. DeIuliis

Stephen W. Johnson, Esq.

P. Jerome Richey, Esq.

Mark Zvonkovic, Esq.

Lewis U. Davis, Jr., Esq

EXHIBIT 1

Point B
(well hook-up)
Point A
(gob well)
Gas Prod.
De-gas mine
Benefits
Drill gob well
Hook-up &
Compression
Activities & Costs

EXHIBIT 1

Benefits

De-gas mine

Gas Prod.

Drill gob well

Point A (gob well)

Point B (well hook-up)

Hook-up & Compression

Activities & Costs